EXHIBIT 99.1

ICON Sell Side Analyst Day Meeting

On September 10, 2018, ICON plc will hold a sell side Analyst Day meeting and will be webcasting live from 12.30 p.m. EST. The event will include presentations from members of ICON’s executive team. It is expected that the presentations, followed by a question and answer session, will conclude by 5.00 p.m. EST.

This public webcast and accompanying slide presentations will be accessible live from our website at http://investor.iconplc.com.  A recording will also be available on the website for 90 days following the webcast.  In addition, a calendar of company events, including upcoming conference presentations, is available from the Investors section of our website, under “Events”.  This calendar will be updated regularly.